Mine Safety Information Pursuant to Section 1503(a) of the
Dodd-Frank Wall Street Reform and Consumer Protection Act

The following table shows, for the Company’s U.S. mine for which the Company is an operator and that is subject to the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and administered by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd−Frank Act”). Section references below are to sections of the Mine Act.

	Year Ended December 31, 2017
Mine or Operation[1]:	Total # of “Significant and Substantial” Violations Under §104[2]	Total # of Orders Issued Under §104(b)[3]	Total # of Citations and Orders Issued Under §104(d)[4]	Total # of Flagrant Violations Under §110(b)(2)[5]	Total # of Imminent Danger Orders Under §107(a)[6]	Total Amount of Proposed Assessments from MSHA under the Mine Act[7]	Total # of Mining- Related Fatalities[8]	Pending Legal Actions as of Last Day of 2017[9]	Legal Actions Instituted During 2017[10]	Legal Actions Resolved During 2017[11]
Marigold Mine (MSHA ID# 2602081)	7	0	0	0	0	$54,019	2	2	3	1

1	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities.

2
Represents the total number of citations issued by MSHA under Section 104 of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

3
Represents the total number of orders issued under Section 104(b) of the Mine Act, which represents a failure to abate a citation issued under Section 104(a) of the Mine Act within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines the violation has been abated.

4	Represents the total number of citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

5	Represents the total number of flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act.

6	Represents the total number of imminent danger orders issued under Section 107(a) of the Mine Act.

7
Amount represents the total United States dollar value of proposed assessments received from MSHA relating to violations during the year ended December 31, 2017. The amount includes proposed assessments received from MSHA in 2018, subsequent to the reporting period, but relates to violations occurring during the year ended December 31, 2017.

8	Represents the total number of mining-related fatalities at mines subject to the Mine Act pursuant to Section 1503(a)(1)(G) of the Dodd−Frank Act.

9
Represents the total number of legal actions pending as of December 31, 2017 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Dodd−Frank Act. The pending citations were issued in December 2017 and formerly contested in January 2018. See “Pending Legal Actions” section below for additional detail.

10
Represents the total number of legal actions instituted during the year ended December 31, 2017 before the Federal Mine Safety and Health Review Commission. Two citations were issued in December 2017 and formerly contested in January 2018. See “Pending Legal Actions” section below for additional detail.

11	Represents the total number of legal actions resolved during the year ended December 31, 2017 before the Federal Mine Safety and Health Review Commission.

Pattern or Potential Pattern of Violations

In addition, as required by the reporting requirements regarding mine safety included in Section 1503(a)(2) of the Dodd−Frank Act, for the year ended December 31, 2017, the Company’s U.S. mine for which the Company is an operator has not received written notice from MSHA of:

(a)
a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act; or

(b)	the potential to have such a pattern.

Pending Legal Actions

The number of legal actions pending as of December 31, 2017, with respect to the mine set forth in the table above, that fall into each of the following categories is as follows:

(a)	Contests of citations and orders: 2

(b)	Contests of proposed penalties: 2

(c)	Complaints for compensation: 0

(d)	Complaints of discharge, discrimination or interference: 0

(e)	Applications for temporary relief: 0

(f)	Appeals of judges’ decisions or orders to the Federal Mine Safety and Health Review Commission: 0